# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: BETA Technologies, Inc., CIK 0001784570
CUSIP: 086921103
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 1150 AIRPORT DRIVE, SOUTH BURLINGTON, Vermont (VT), 05403
Date of event which requires filing of this statement: 11/03/2025
Filed by CIK 0000040545
Persons authorized to receive notices and communications: Brandon Smith, 1 NEUMANN WAY, EVENDALE, Ohio (OH), 45215, (617) 443-3000; A copy to: Michelle Gasaway, Skadden, Arps, Slate, Meagher & Flom LLP, One Manhattan West, New York, New York (NY), 10001, (212) 735-3000

## Reporting persons
- General Electric Company (CIK 0000040545): type of reporting person: corporation (CO); citizenship or place of organization: New York (NY); source of funds: working capital (WC); sole voting power 20,310,407; shared voting power 0; sole dispositive power 20,310,407; shared dispositive power 0; aggregate amount beneficially owned 20,310,407 (9.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: BETA Technologies, Inc.
Address of issuer's principal executive offices: 1150 AIRPORT DRIVE, SOUTH BURLINGTON, Vermont (VT), 05403

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by General Electric Company, a New York corporation, operating as GE Aerospace ("GE Aerospace").
Residence or business address:
The business address of GE Aerospace is 1 Neumann Way, Evendale, OH, 45215.

Current information concerning the identity and background of each of the executive officers and directors of GE Aerospace (collectively, the "Covered Persons"), as well as applicable additional information called for by Items 3 through 6, is set forth on Annex A, attached hereto and incorporated herein by reference.
Present principal occupation or employment: See Item 2(b).
Criminal convictions in the last five years: During the last five years, neither GE Aerospace nor, to the best of its knowledge, any Covered Person has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither GE Aerospace nor, to the best of its knowledge, any Covered Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: GE Aerospace is incorporated under the laws of the State of New York.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Purchase of Series C-1 Preferred Stock
From September 26, 2025 through September 30, 2025, BETA Technologies, Inc. (the "Issuer") completed its sale and issuance of an aggregate of 3,689,834 shares of its Series C-1 Preferred Stock (the "Series C-1 Financing"). In connection with the Series C-1 Financing, GE Aerospace purchased an aggregate of 2,620,774 shares of Series C-1 Preferred Stock for a total approximate price of $300 million. In connection with certain recapitalizations of the Issuer's common stock completed prior to the Issuer's initial public offering (the "IPO"), the 2,620,774 shares of Series C-1 Preferred Stock held by GE Aerospace were converted into 18,839,818 shares of Class A common stock of the Issuer ("Class A Shares").

Issuance of Warrants
On September 3, 2025, the Issuer and GE Aerospace entered into a Strategic Collaboration Agreement and a Joint Technology Development Agreement. On September 26, 2025, in connection with these agreements, the Issuer issued to GE Aerospace warrants to purchase 400,000 shares of common stock at an exercise price of $0.01 per share. Following the IPO and related recapitalizations of the Issuer's common stock, the warrants may become exercisable pursuant to their terms for up to 2,552,467 Class A shares at an exercise price of $0.01 per share, subject to certain adjustments. The warrants are exercisable upon vesting, and vest subject to the satisfaction of certain milestones, with any shares that remain unvested on the third anniversary of September 3, 2025 vesting on such date if the Issuer and GE Aerospace are continuing to work together under the Strategic Collaboration Agreement and Joint Technology Development Agreement (or a similar arrangement) as of such date.

IPO Purchase
On November 5, 2025, GE Aerospace purchased 1,470,589 Class A Shares in the IPO for a total approximate price of $50 million.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

GE Aerospace initially acquired the Class A Shares for investment purposes. GE Aerospace intends to continue to review its investment in the Issuer on an ongoing basis and, in the course of its review, may take actions (including through its affiliates) with respect to its investment or the Issuer, including communicating with the board of directors of the Issuer (the "Board"), members of management or other securityholders of the Issuer, or other third parties, including potential acquirers, from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical, industry and/or other advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including a merger, demerger, reorganization, business combination, acquisition or liquidation) involving the Issuer or any of its subsidiaries, including any public offer for all or part of the Issuer's securities; business combinations involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases, contributions or similar transactions; the formation of joint ventures or other commercial partnerships or arrangements with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including Board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business, governance or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer's securities, or any action similar to those enumerated above. Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Additionally, GE Aerospace may from time to time increase or decrease its investment in the Issuer depending upon the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to GE Aerospace, general stock market and economic conditions, tax considerations and other factors.

Other than as described above, GE Aerospace does not currently have any plans or proposals that relate to, or may result in, any of the matters listed in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, as part of their ongoing evaluation of this investment and investment alternatives, GE Aerospace may consider such matters and, subject to applicable law, may formulate a plan or proposal with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board, other stockholders of the Issuer or other third parties regarding such matters.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See responses to Rows 11 and 13 of the cover page.

All ownership percentages reported herein are calculated based on 219,784,060 Class A Shares outstanding as of November 5, 2025, reflecting the underwriters' exercise in full of their option to purchase an additional 4,477,941 Class A Shares in connection with the IPO.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to Rows 7 through 10 of the cover page.
Transactions in the class effected during the past sixty days: Other than as described in this Schedule 13D, GE Aerospace has not effected any transactions in Class A Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
In connection with the closing of the Series C-1 Financing, GE Aerospace entered into that certain Letter Agreement, dated September 26, 2025 (the "Letter Agreement") with the Issuer. The Letter Agreement grants certain registration rights to GE Aerospace, whereby the Issuer has agreed to register the sale of Class A Shares held by GE Aerospace under certain circumstances, and to provide GE Aerospace with certain customary underwritten offering, block trade and piggyback registration rights. The Letter Agreement also grants to GE Aerospace the right to designate one director to the Board, and GE Aerospace designated Amy Gowder, who joined the Issuer's Board upon the closing of the Series C-1 Financing.

The Issuer's Amended and Restated Certificate of Incorporation provides GE Aerospace with the right to designate one individual for election to the Board (the "Director Designation Right") for so long as either (i) GE Aerospace beneficially owns at least 6,217,138 Class A Shares or (ii) there is a Commercial Relationship (as defined in the Letter Agreement). At any time when GE Aerospace has neither the minimum ownership threshold nor the Commercial Relationship requirement, the Director Designation Right will terminate.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Letter Agreement, dated as of September 26, 2025, by and between BETA Technologies, Inc. and General Electric Company, operating as GE Aerospace (incorporated by reference to Exhibit 4.3 to the Issuer's Registration Statement on Form S-1/A filed October 6, 2025).

2. Warrant Agreement, dated as of September 26, 2025 by and between BETA Technologies, Inc. and General Electric Company, operating as GE Aerospace (incorporated by reference to Exhibit 4.4 to the Issuer's Registration Statement on Form S-1/A filed October 6, 2025).

## Signatures
- General Electric Company: /s/ Brandon Smith, Brandon Smith, Vice President, Chief Corporate, Securities & Finance Counsel (11/10/2025)